Lihua International, Inc.
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

August 17, 2009

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lihua International, Inc. Registration Statement on Form S-1, Amendment No. 1 Filed on: July 13, 2009 File No. 333-159705

Dear Ms. Long:

Lihua International, Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”) to a registration statement that was originally filed on Form S-1 on June 3, 2009 (the “Registration Statement”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from the Registration Statement.

Based upon the Staff’s review of the Registration Statement, the Securities and Exchange Commission (the “Commission”) issued comment letters dated July 20, 2009 and July 24, 2009 (the Comment Letters”). The following consists of the Company’s responses to the Comment Letters in identical numerical sequence. As we have previously discussed, the terms of the offering have changed, i.e., Broadband Capital Management LLC and Rodman & Renshaw, LLC have replaced Maxim Group LLC as the underwriters of the offering; the securities being offered are now shares of common stock in lieu of units; the "make good" and offering escrow share provisions are gone; the over-allotment shares are being sold from a selling stockholder, Vision Opportunity China LP. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

July 20, 2009 Comment Letter

General

1.
We note your response to comment 3 of our letter dated June 29, 2009 stating your position that the Offering Escrow Shares “are covered by the firm commitment underwriting by Maxim”.  You also state that the “sale of the Offering Escrow Shares will occur at the time [emphasis added] of the public offering”.  However, we understand that the distribution of these shares to the 1PO investors is contingent upon whether the 2009 financial targets are met, and that they may ultimately be returned to the Offering Escrow Stockholders.  Further, it is not apparent what risk the principal underwriter has undertaken with respect to these shares, or that it will have taken and paid for these shares at any stage in the distribution.  We believe that these factors are not consistent with the true nature of a firm commitment underwriting arrangement.  Also, as disclosed in the registration statement, it is clear that the distribution of the Offering Escrow Shares, if it occurs, will be done on a delayed basis and not at the time of the IPO.  For these reasons, we believe the offering of the Offering Escrow Shares is not a part of the firm commitment underwriting. Because of Magnify Wealth’s relationship with the company, we also believe that the offering of the Offering Escrow Shares by Magnify, and possibly other selling shareholders, may not be true secondary offerings.  As such, please revise your disclosures to characterize the offering of the Offering Escrow Shares as a primary offering by the Offering Escrow Stockholders, and identify them as underwriters in your prospectus.  Also revise your prospectus throughout to remove the implication that the shares are a part of the firm commitment underwriting by Maxim. We may have further comments following the review of your response.

Response:  In Amendment No. 2, we have deleted the public offering make good and the Offering Escrow Shares from the transaction.  Therefore, we respectfully submit that Comments 1, 2 and 3 in the July 20th, 2009 Comment Letter and Comment 1 in the July 24th, 2009 Comment letter are no longer applicable to the transaction.

2.
We note your response to comment 7 of our letter dated June 29, 2009.  In light of our comment above, please re-examine the underwriter’s role with respect to the Offering Escrow Shares and revise your disclosure accordingly.

Response: Please see our response to Comment 1 above.

Risk Factors, page 12

If the additional shares issued pursuant to the Make Good Provision were treated as distribution..., page 15

3.
Pursuant to Item 601(b)(g) of Regulation S-K, a tax opinion may need to be filed “where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” We note that in addition to this risk factor disclosure, you also discuss the material tax consequences of the Make Good Provision on page 109 of the registration statement.  Please advise us why a tax opinion regarding tax consequences material to an investor as result of an investment in the IPO is not required to be filed.  We may have additional comments upon review of your response.

Response: Please see our response to Comment 1 above.

Selling Stockholder, page 96

4.
We note your revised disclosure in response to comment 2 of our letter dated June 29, 2009.  Please explain how the shares being offered by the selling stockholders were issued, and describe the material terms of the agreement(s) pursuant to which these shares were issued, the aggregate proceeds to the company and whether these shares have any registration or other similar rights.  If such information is contained in other parts of the registration statement, please include here a reference of such discussion.

Response: We have added the requested disclosure in footnote 2 on page 93 of Amendment No. 2.

July 24, 2009 Comment Letter

General

1.	Please provide us with your analysis of the applicability of Regulation M with respect to the proposed initial public offering and the additional distribution of the Offering Escrow Shares.

Response: Please see our response to Comment 1 in the July 20, 2009 Comment Letter above.

Sincerely,

Lihua International, Inc.

By: /s/ Jianhua Zhu
Name: Jianhua Zhu
Title:  Chief Executive Officer

c.c.	Mitchell S. Nussbaum, Esq. Tahra T. Wright, Esq.